Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.       Name and address of Company

         Zarlink Semiconductor Inc.
         400 March Road
         Ottawa, Ontario
         K2K 3H4

2.       Date of Material Change

         November 15, 2005

3.       News Release

         A press release reporting the material change was issued by Zarlink Semiconductor Inc. ("Zarlink Canada") at Ottawa on November 15, 2005, a copy of which is attached.

4.       Summary of Material Change

         On November 15, 2005, Zarlink Canada announced the closing of the transaction pursuant to which it and its wholly-owned subsidiary, Zarlink Semiconductor Limited ("Zarlink UK" and, together with Zarlink Canada, "Zarlink") sold the assets of Zarlink UK's RF (radio frequency) Front-End Consumer Business ("Business") to Intel Corporation ("Intel US"), through its wholly-owned UK subsidiary, Intel Corporation (UK) Limited ("Intel UK" together with Intel US, "Intel"), for approximately US $68 million in cash and US $2 million in other consideration.

5.       Full Description of Material Change

         On November 15, 2005, Zarlink Canada announced the closing of the sale by Zarlink UK of the Business to Intel US, through its wholly-owned UK subsidiary, Intel UK, for approximately US $68 million in cash and US
         $2 million comprised of employee retention bonus payments (the "Transaction"). The signature of the asset purchase agreement (the "Purchase Agreement") providing for the terms of the Transaction was announced by Zarlink Canada on October 7, 2005.

         Ancillary Agreements

         As provided in the Purchase Agreement, the parties entered into certain ancillary agreements at closing, including a Non-Competition and Non-Solicitation Deed under which Zarlink agreed to not compete with the Business on customary terms and conditions.
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6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable

7.       Omitted Information

         None

8.       Executive Officer

         For further information, please contact Donald G. McIntyre, Senior Vice-President, Human Resources, General Counsel and Secretary at (613) 592-0200 or Scott Milligan, Senior Vice-President, Finance and Chief Financial Officer at (613) 592-0200.

9.       Date of report

         November 16, 2005.